20010484

..............N

Washington D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

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SEC FILE NUMBER
8-49352

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2019 (Date) AND ENDING December 31, 2019 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Jeffrey Matthews Financial Group, L.L.C.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30B Vreeland Road, Suite 210
(No. and Street)

Florham Park	NJ	07932
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Cucchia — 973-805-6222
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hoberman & Lesser CPAs, LLP
(Name - *if individual, state last, first, middle name*)

252 W. 37th Street	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 03 2020
Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jeffrey Halpert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Jeffrey Matthews Financial Group, L.L.C. as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

____

____

Signature

Managing Member

Title

Amy Warren

Notary Public

AMY WARREN

Notary Public of New Jersey
My Commission Expires 5/28/2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (e) Statement of Cash Flows
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, or statement, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Other

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Jeffrey Matthews Financial Group, L.L.C.
Statement of Financial Condition
December 31, 2019

Contents

Hoberman & Lesser
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

252 West 37th Street, Suite 600E
New York, NY 10018-6636
212-463-0900
www.hobermanlesser.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
The Jeffrey Matthews Financial Group, L.L.C.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of The Jeffrey Matthews Financial Group, L.L.C. (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principles

As discussed in Note 15 to the financial statements, the Company has changed its method of accounting for accounting for leases in 2019 due to the adoption of the new lease standard.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Hoberman & Lesser CPA's, LLP

We have served as The Jeffrey Matthews Financial Group, L.L.C.'s auditor since 2014.

New York, New York
February 27, 2020

Jeffrey Matthews Financial Group, L.L.C.
Statement of Financial Condition
December 31, 2019

Assets		
Cash	$	186,647
Securities owned, at market value		13,828,878
Accrued interest receivable		159,087
Receivable from clearing organization		142,336
Receivable from registered representatives		106,440
Other receivables, net of allowance of $30,000		65,988
Secured demand notes collateralized by marketable securities		967,578
Property and equipment - at cost, net		53,058
Clearing deposits		100,000
Right to use lease asset		535,128
Other assets		208,967
Total Assets	$	16,354,107
Liabilities and Members' Equity		
Liabilities:		
Payable to clearing organization	$	12,120,775
Accounts payable and accrued expenses		971,380
Payable to affiliate		171,088
Lease liability		593,436
Total Liabilities		13,856,679
Commitments		
Liabilites subordinated to the claims of general creditors		1,167,578
Members' equity		1,329,850
Total Liabilities and Members' Equity	$	16,354,107

See accompanying notes to the Statement of Financial Condition

Jeffrey Matthews Financial Group, LLC
Notes to the Statement of Financial Condition
December 31, 2019

1. Organization and Nature of Business

The Jeffrey Matthews Financial Group, LLC (the "Company") is a broker-dealer, primarily acting as a broker and dealer of products consisting primarily of municipal bonds, corporate bonds and stocks. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company operates sales offices in New Jersey, Alabama, Connecticut, Florida and North Carolina.

As a limited liability company, the members are not liable for the debts, obligations or liabilities of the Company, whether arising from contract, tort or otherwise, unless a member has signed a specific guarantee.

2. Summary of Significant Accounting Polices

Method of Accounting - The accompanying financial statement has been prepared on the accrual basis of accounting. The accrual basis of accounting recognizes revenue in the accounting period in which revenue is earned regardless of when cash is received and recognizes expenses in the accounting period in which expenses are incurred regardless of when cash is disbursed.

Management's use of Estimates and Assumptions – The preparation of the Statement of Financial Condition in accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial. Actual results could differ from those estimates.

Revenue Recognition - The Company's revenues from contracts with customers are recognized when the performance obligations are satisfied at an amount that reflects the consideration expected to be received in exchange for such services. The majority of the Company's performance obligations are satisfied at a point in time and are typically collected from customers by debiting their brokerage account with the Company.

Revenue is recognized for commission income and trading gains and losses. The Company's performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred.

With respect to mutual fund fees, since the value of the clients' investment holdings are needed to determine the revenue earned, revenues are recorded over time, since the performance obligation is not satisfied until the value of the clients' investment holdings is determinable.

The Company earns interest and dividend income from its cash equivalents and securities owned in the period in which the related asset is held. Interest and dividend income is recognized on an accrual basis.

With respect to placement fees, revenues are recorded when the performance obligation is satisfied, which occurs when the client's investment is complete and collections are reasonably assured.

2. Summary of Significant Accounting Polices (continued)

Cash - Cash represents cash deposits held at banking institutions.

Investments in Securities – The Company values investments in federal, state, municipal and corporate obligations at fair values determined by third party pricing services that utilize proprietary pricing models. Equities are valued based on quoted market prices. The Company records such instruments on a trade date basis and values them at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures. Realized and unrealized gains and losses from securities traded in the normal course of business are reflected in net trading gains on the statement of operations.

Depreciation and Amortization – Depreciation of office equipment and furniture is computed utilizing the straight-line method over the estimated useful lives of assets ranging from three to seven years. Leasehold improvements are amortized over estimated useful lives or the term of the lease, whichever is shorter.

Income Taxes – The Company is not subject to income taxes. Taxes, if any, are the responsibility of the members. The members are required to report separately on their income tax returns their distributive share of taxable income or loss of the Company.

The Company is required to determine whether its tax positions are more likely than not to be sustained on examination by the applicable taxing authority, based on the technical merits of the position. Tax positions not deemed to meet a more likely than not threshold would be recorded as a tax expense in the current year.

Government and Other Regulation – The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rules (Rule 15c3-1) which requires the Company to maintain a minimum net capital, as defined. The Company is exempt from Rule 15c3-3 under (k)(2)(ii) as the Company does not hold any customers' funds or securities.

3. Investments Measured at Fair Value on a Recurring Basis

Fair Value Hierarchy

The Company records its financial assets and liabilities at fair value. The accounting standard for fair value which provides a framework for measuring fair value clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

3. Investments Measured at Fair Value on a Recurring Basis (continued):

Level I - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level I that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Fund establishes valuation processes and procedures to ensure that the valuation techniques are fair and consistent, and valuation inputs are supportable. On a monthly basis, the Company engages the services of a third-party independent pricing service to value its securities owned.

Fair Value Measurements

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis is as follows:

Municipal bonds. The Company uses an independent pricing service to value municipal bonds using recently executed transactions, market price quotations (when observable), broker or dealer quotations, matrix pricing, or a discounted cash flow model that factors in, where applicable, interest rate yield curves, bond spreads or credit default swap spreads. Municipal bonds are generally categorized in Level 2 of the fair value hierarchy.

Corporate bonds. The Company uses an independent pricing service to value corporate bonds using recently executed transactions of the issuer or comparable issuers, market price quotations (when observable), broker or dealer quotations, matrix pricing, or a discounted cash flow model that factors in, where applicable, interest rate yield curves, bond spreads or credit default swap spreads. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy. In instances where significant inputs are unobservable, corporate bonds are categorized in Level 3 of the fair value hierarchy.

3. Investments Measured at Fair Value on a Recurring Basis (continued)

The following table represents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis at December 31, 2019:

	Level 1	Level 2	Level 3	Total
Municipal bonds	$ -	$13,363,655	$ -	$ 13,363,655
Corporate bonds	-	453,014	-	453,014
Other	12,209	-	-	12,209
	$ 12,209	$13,816,669	$ -	$ 13,828,878

4. Market and Counterparty Risk and Uncertainty

The Company invests in certain securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit (Counterparty risk) and overall market volatility (market risk). Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts recorded in the Statement of Financial Condition.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transactions.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The Company from time to time has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company monitors its positions continuously to reduce the risk of potential loss due to changes in the fair value.

Operating in the securities industry subjects the Company to economic and political trends and conditions.

5. Commitments and Contingencies

The Company is obligated under non-cancellable operating leases for office facilities, equipment and autos expiring in various years through 2024. These leases relating to office space are subject to escalations for the increases in the Company's pro rata share of real estate taxes and other operating expenses. As of December 31, 2019, the remaining lease weighted average lease term for the operating lease is 3.0 years. The discount rate used was 8.52%. The rate charged was based on 30-day LIBOR plus 6%. Future minimum rental payments for the years ended December 31 are as follows:

	Total	Offices	Other
2020	$ 226,681	$ 136,084	$ 90,597
2021	176,931	137,466	39,465
2022	132,646	112,042	20,604
2023	117,261	115,220	2,041
2024	39,435	39,202	233
Total payments	692,954	540,014	152,940
Less: imputed interest	(99,518)	(86,837)	(12,681)
Lease liability (net present value)	$ 593,436	$ 453,177	$ 140,259

In addition, to the above, the Company also operates at several different branch facilities on a month to month basis.

6. Property and Equipment

At December 31, 2019, property and equipment consist of the following:

Office equipment	$ 141,084
Furniture	89,383
Leasehold improvements	142,421
	372,888
Less: Accumulated depreciation and amortization	(319,830)
	$ 53,058

7. Payable to Clearing Organization

Payable to clearing organization represents loans collateralized by marketable securities and bears interest at the broker call rate less 0.25%. The broker call rate was 3.50% at December 31, 2019.

8. Liabilities Subordinated to the Claims of General Creditors

As of December 31, 2019, the Company had two types of liabilities subordinated to the claims of general creditors. Both of these instruments are reported in the Statement of Financial Condition at fair value, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

The first, secured demand note obligations totaling $965,178 are non-interest bearing, payable to the members and other related parties and have maturities as follows:

June 30, 2020	$ 280,195
June 30, 2021	295,000
June 30, 2022	295,000
June 30, 2023	97,383
	$ 967,578

The second is a cash subordinated loan of $200,000, bearing interest at 30-day LIBOR (which was 1.80% at December 31, 2019) plus 6 percent, payable to the Clearing Broker, due on May 26, 2020 and guaranteed by the members.

The subordinated borrowings are covered by agreements approved by FINRA and are available in computing net capital. To the extent that such borrowings are required for the Company's continued compliance with net capital requirements, they may not be eligible for repayment.

9. Guarantees

The Company guarantees all the customer margin account balances held by its clearing broker. The Company is responsible for payment to the Clearing Broker for any loss, liability, damage, cost or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. The margin account balance held by the Clearing Broker as of December 31, 2019 was approximately $2,832,000. In the event of any customer default, the Company has rights to the underlying collateral provided. Given the existence of the underlying collateral provided as well as the negligible historical credit losses, the Company does not maintain any loss reserve.

10. Related Party Transactions

In the normal course of business, certain registered representatives have received advances from the Company. As of December 31, 2019, due from registered representatives include $10,126 due from members. Further at December 31, 2019, accounts payable and accrued expenses include accrued commission and compensation due to members totaling $333,392.

Certain clients of the Company are also clients of Jeffrey Matthews Wealth Management, LLC, a registered investment advisor under common control with the Company. A portion of the fees earned by Jeffrey Matthews Wealth Management, LLC representing compensation to financial advisors, are paid to the Company for inclusion in the Company payroll. In addition, the Company administers and pays the payroll of Jeffrey Matthews Wealth Management, LLC for which it is reimbursed. As of December 31, 2019, the net payable to this affiliate totaled $171,088.

11. Deferred Compensation Plan

The Company maintains a 401(k) deferred compensation plan which covers substantially all full-time employees. Participants are permitted to contribute a portion of their gross earnings into the plan. Employer contributions are made on a discretionary basis. There was no contribution for the year ended December 31, 2019.

12. Concentrations of Credit Risk

At December 31, 2019, the investments in securities and receivable from brokers and clearing organizations reflected in the statement of financial condition are primarily held with two domestic brokers. The clearing and depository operations for the Company's security transactions are provided by such brokers.

Bank balances on occasion are in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limit and are subject to credit risk.

13. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2019, the Company had net capital of $1,111,062 which was $1,011,162 in excess of its required net capital of $100,000. The Company's net capital ratio was 1.08 to 1.

14. Secondary Clearing Relationship

The Company maintains a secondary clearing relationship with another registered broker dealer (the "Secondary Clearer") in which the Secondary Clearer utilizes the Company's clearing firm to clear its transactions. The Company's clearing firm maintains separate records of the activities of the Secondary Clearer, however, the Company is responsible for any errors or losses the Secondary Clearer cannot pay. The Secondary Clearer maintains no customer accounts and only executes fixed income transactions with other registered broker dealers on a riskless principal basis. As of December 31, 2019, the broker dealer maintained a trading account balance of $11,859 which reflects the trading profits of the Secondary Clearer that have not yet been paid.

15. Recently issued Accounting Pronouncements

Adoption of New Accounting Standard

In February 2016, the FASB issued ASU 2016-02, *Leases*, which creates Accounting Standards Codification 842, *Leases*. This guidance requires a lessee to account for leases as finance or operating leases. Both types of leases result in the lessee recognizing a right-of-use asset and a corresponding lease liability on its statement of financial condition. The new guidance was effective for the Company beginning January 1, 2019. Operating leases are included in operating lease right-of-use ("ROU") asset and liability in the Statement of Financial Condition. Operating lease ROU asset and liability are recognized at commencement date based on the present value of lease payments over the lease term. There was no significant impact to the Statement of Operations upon adoption.

16. Subsequent Events

Subsequent events have been evaluated through the date these financial statements were available to be issued for identifying events requiring disclosure or adjustment in these financial statements. No events have been identified which require such disclosure or adjustment.